June 16, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Hagen J. Ganem

RE:	Intelligent Systems Corporation Registration Statement on Form S-1 File No. 333-159497
Dear Mr. Ganem:
     Intelligent Systems Corporation (the “Company”) hereby requests that the effective date for the above-referenced registration statement be accelerated to 2:00 p.m. Eastern Daylight Time on June 18, 2009.
     The Company acknowledges that:
     (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in its filing; and
     (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or concerns, please contact our counsel, Larry Ledbetter, at 404-835-9503 or lledbetter@ljwglaw.com.

Sincerely,

INTELLIGENT SYSTEMS CORPORATION

By:	/s/ Bonnie L. Herron

Bonnie L. Herron Chief Financial Officer